

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 14, 2016

J. Michael French
President and Chief Executive Officer
Marina Biotech, Inc.
P.O. Box 1559
Bothell, Washington 98041

Re: **Marina Biotech, Inc.**
       Post-Effective Amendment to Form S-1
       Filed April 8, 2016
       File No. 333-206648 and 333-200702

Dear Mr. French:

We have reviewed your post-effective amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation by Reference, page 62

1.   We note that you have incorporated certain information by reference. However, it does not appear that you are eligible to do so. Smaller reporting companies must meet each of our existing eligibility requirements and conditions to use forward incorporation by reference on Form S-1. For example, forward incorporation is not available for smaller reporting companies that are, or during the past three years were, issuers for offerings of penny stock. Please revise your registration statement accordingly. See General Instruction VII to the Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lawrence Remmel — Pryor Cashman LLP